Exhibit 99.2

WAIVER AND AMENDMENT

This WAIVER AND AMENDMENT, dated as of April 18, 2019 and made effective as at and from such date (this “Waiver and Amendment”), is among FIRSTSERVICE CORPORATION, a company incorporated under the laws of Ontario, Canada (together with its successors and assigns, the “Company”) and the Noteholders (as such term is defined below).

PRELIMINARY STATEMENTS

A.       The Company is a party to that certain Amended and Restated Note and Guarantee Agreement, dated as of June 1, 2015 (as heretofore amended and as amended hereby, and as amended, restated or otherwise modified from time to time, the “Note Purchase Agreement”), together with each of the institutions named on Schedule A thereto (such institutions, together with their respective transferees and assignees, being referred to herein, individually, as a “Noteholder” and, collectively, as the “Noteholders”), which governs the terms of the Amended and Restated Guaranteed Senior Secured Notes due 2025 in the aggregate principal amount of $150,000,000 issued by the Company. The Note Purchase Agreement as in effect immediately prior to the date hereof is herein referred to as the “Existing Note Purchase Agreement.”

B.       The Company has advised the Noteholders as follows:

(1)       Henset Capital Inc. (“Henset”), a private holding company controlled by Mr. Jay S. Hennick (“Hennick”), is the owner of all of the issued and outstanding multiple voting shares (“MVS”) in the capital of the Company;

(2)       Henset will be electing to convert all of the MVS into subordinate voting shares (“SVS”) in the capital of the Company on a 1:1 basis in accordance with the rights, privileges, restrictions and conditions attaching to the MVS set out in the articles of the Company (the “Share Conversion”) and, upon completion of the Share Conversion and the Jayset Mgt Purchase (as defined below), the Company will amend its articles to remove the MVS and the preferences shares as authorized capital of the Company (the “Amendment to the Articles”);

(3)       the Company has agreed to indirectly acquire all of the issued and outstanding shares (the “Jayset Shares”) of Jayset Management FSV Inc., a separate private holding company controlled by Hennick (“Jayset Mgt”) for the purchase price of approximately Cdn.$421,702,239 (the “Jayset Purchase Price”), which will be satisfied through (a) the payment of approximately Cdn.$84,340,448 to the sellers of the Jayset Shares as cash consideration (with, in whole or in part, proceeds from the facilities under the Credit Agreement) and (b) the issuance of a total of 2,918,860 SVS to such sellers, representing the value of the balance of the purchase price (the “Jayset Mgt Purchase”);

(4)       immediately following the completion of the Jayset Mgt Purchase, a certain restated management services agreement dated June 1, 2015 made between the Company, Jayset Mgt and Hennick, as amended, which provides for payments to Jayset Mgt that are contingent, among other things, upon an arm’s length sale of control of the Company or upon a distribution of the Company’s assets to its shareholders pursuant to a long-term incentive arrangement contained within such restated management services agreement, will be terminated (hereinafter, collectively and together with the Share Conversion, the Jayset Mgt Purchase and the Amendment to the Articles, the “Transactions”); and

(5)       within a reasonable period after the consummation of the Transactions, Jayset Mgt will be liquidated.

C.       The Company has requested that, inter alia, the Noteholders waive compliance with certain provisions of the Note Purchase Agreement, and amend certain other provisions, for the purpose of, and in order to accommodate, the Transactions.

D.       The Noteholders have agreed to the waiver and amendments requested by the Company, but only to the extent and subject to the provisions set forth in this Waiver and Amendment.

WAIVER AND AMENDMENT

1.              DEFINED TERMS.

Capitalized terms used herein that are not otherwise defined herein shall have the meanings ascribed to such terms in the Note Purchase Agreement.

2.              WAIVER AND AMENDMENT.

(a)       To the extent that the Transactions would cause a breach of any of Sections 10.1, 10.11, 10.12 and 10.13(a) of the Note Purchase Agreement, such breach is hereby waived; provided, however, that such waiver shall be void, and of no force or effect, ab initio, if (i) the Transactions have not closed on or before September 30, 2019 or (ii) the Transactions close on or before such date but, concurrent with such closing, the Noteholders do not receive either (A) duly executed copies of the documents, instruments and things required to consummate the Transactions (together with such other or further opinions, certificates, directions of payment or other documents or things reasonably required by the Required Holders) or (ii) evidence satisfactory to the Required Holders of the requisite approvals related to the Transactions from the Toronto Stock Exchange. For the avoidance of doubt, the foregoing waiver applies to the application of the “Eligible Business” requirement of Section 10.13(a) of the Note Purchase Agreement to the Jayset Mgt Purchase, subject to the foregoing proviso.

(b)       The definition of “EBITDA” set forth in the Note Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“EBITDA” means, for any period, Consolidated Net Earnings for such period plus the following to the extent deducted in determining such Consolidated Net Earnings: depreciation, amortization, interest expense, income taxes, the non-controlling interest redemption increment, Acquisition Expenses, non-cash charges of equity compensations in the aggregate amount of $5,000,000 in any fiscal year, the non-controlling interest share of earnings as stated on the consolidated financial statements of the Company and its Subsidiaries, and, for purposes only of the use of EBITDA in Sections 10.5 and 10.6 (and the defined terms set forth therein), the Jayset Purchase Price.

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(c)       The following definition is hereby added to Schedule B of the Note Purchase Agreement in its proper alphabetical order:

“Jayset Purchase Price” has the meaning set forth in the Waiver and Amendment, dated as of April 18, 2019, to which the Company and the holders of the Notes are parties.

(d)       The Company agrees that Jayset Mgt will be liquidated within a reasonable period after its acquisition and will not conduct any business or hold any material assets prior to its liquidation. The foregoing sentence shall be deemed to be a covenant contained in the Note Purchase Agreement.

3.              SUCCESSORS AND ASSIGNS.

This Waiver and Amendment shall bind and inure to the benefit of the respective successors and assigns of the parties hereto (including, without limitation, any subsequent holder of a Note pursuant to Section 15.2 of the Note Purchase Agreement) whether so expressed or not.

4.              AMENDMENT.

This Waiver and Amendment may not be amended or modified except by an instrument in writing signed by the Company and the Required Holders.

5.              EXPENSES.

Whether or not this Waiver and Amendment becomes effective, the Company will promptly (and in any event within thirty (30) days of receiving any statement or invoice therefor) pay all fees, expenses and costs relating to this Waiver and Amendment and the transactions contemplated hereby, including, but not limited to, the reasonable fees and expenses of the Noteholders’ special counsel and any local counsel, incurred in connection with the preparation, negotiation and delivery of this Waiver and Amendment and any other documents related thereto. Nothing in this Section 5 shall limit the Company’s obligations pursuant to Section 17.1 of the Note Purchase Agreement.

6.              SEVERABILITY.

Any provision of this Waiver and Amendment that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

7.              COUNTERPARTS.

This Waiver and Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

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8.              RATIFICATION OF NOTE PURCHASE AGREEMENT, ETC.

This Waiver and Amendment shall be construed in connection with and as part of the Note Purchase Agreement and all terms, conditions and covenants contained in the Note Purchase Agreement, as expressly amended by this Waiver and Amendment, and all terms, conditions and covenants contained in the Financing Documents, are hereby ratified and confirmed and shall be and remain in full force and effect. Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this Waiver and Amendment may refer to the Note Purchase Agreement without making specific reference to this Waiver and Amendment, but nevertheless all such references shall include this Waiver and Amendment unless the context otherwise requires.

9.              COMPANY REPRESENTATIONS AND WARRANTIES.

The Company represents and warrants as follows:

(a)       Organization; Power and Authority.

The Company is a corporation duly organized, validly existing and in good standing under the laws of Ontario, Canada and, where legally applicable, is duly qualified as a foreign corporation and is in good standing, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has the corporate power and authority to execute and deliver this Waiver and Amendment and to perform the provisions of the Note Purchase Agreement and the other Financing Documents.

(b)       Authorization, Etc.

This Waiver and Amendment has been duly authorized by all necessary corporate action on the part of the Company and each of this Waiver and Amendment and the Note Purchase Agreement constitutes a legal, valid and binding obligation of the Company enforceable in accordance with their respective terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c)       Compliance with Laws, Contracts, Etc.

The execution, delivery and performance by the Company of this Waiver and Amendment and the performance by it of the Note Purchase Agreement will not (i) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Company or any Subsidiary under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter, memorandum and articles of association (or rules, as applicable), regulations or by-laws, or any other agreement or instrument to which any of them is bound or by which they or any of their respective properties may be bound or affected, (ii) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to the Company or any Subsidiary or (iii) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Company or any Subsidiary.

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(d)       Governmental Authorizations, Etc.

No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Company of this Waiver and Amendment or the performance by the Company of the Note Purchase Agreement.

(e)       No Defaults.

No Default or Event of Default has occurred and is continuing.

(f)       No Fees/Consideration.

Neither the Company nor any of its Affiliates has paid or agreed to pay any fees or other consideration, or given any additional security or collateral, or shortened the maturity or average life of, or increased the interest rate on, any indebtedness of the Company or any Subsidiary or permanently reduced the borrowing capacity in respect thereof, in each case, in connection with the obtaining of any waivers, consents or approvals of any Person substantially the same as the waivers and amendments set forth in this Waiver and Amendment.

10.           GOVERNING LAW.

THIS WAIVER AND AMENDMENT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAW OF THE STATE OF NEW YORK EXCLUDING CHOICE-OF-LAW PRINCIPLES OF THE LAW OF SUCH STATE THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF A JURISDICTION OTHER THAN SUCH STATE.

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IN WITNESS WHEREOF, this Waiver and Amendment has been executed by the parties hereto as of the date first above written.

FIRSTSERVICE CORPORATION

By: “Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Chief Financial Officer

[Signature Page to April 2019 Waiver and Amendment - FirstService]

Acknowledged and Agreed:

NEW YORK LIFE INSURANCE COMPANY

By: “Loyd T. Henderson”

Name:  Loyd T. Henderson

Title:    Vice President

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

By:    New York Life Investment Management LLC, Its Investment Manager

By: “Loyd T. Henderson”

Name:  Loyd T. Henderson

Title:    Managing Director

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION INSTITUTIONALLY OWNED LIFE INSURANCE SEPARATE ACCOUNT (BOLI 30C)

By:    New York Life Investment Management LLC, its Investment Manager

By: “Loyd T. Henderson”

Name:  Loyd T. Henderson

Title:    Managing Director

[Signature Page to April 2019 Waiver and Amendment - FirstService]

THE PRUDENTIAL INSURANCE COMPANY

OF AMERICA

By: “Ashley Dexter”

Name:  Ashley Dexter

Title:    Vice President

FARMERS NEW WORLD LIFE INSURANCe COMPANY

By:    Prudential Private Placement Investors, L.P. (as Investment Advisor)

By:    Prudential Private Placement Investors, Inc. (as its General Partner)

By: “Ashley Dexter”

Name:  Ashley Dexter

Title:    Vice President

THE GIBRALTAR LIFE INSURANCE CO., LTD.

By:    Prudential Investment Management Japan Co. Ltd., as Investment Manager

By:    Prudential Investment Management, Inc., as Sub-Advisor

By: “Ashley Dexter”

Name:  Ashley Dexter

Title:    Vice President

[Signature Page to April 2019 Waiver and Amendment - FirstService]